EXHIBIT 107
Calculation of Filing Fee Table
424(b)(5)
(Form Type)
The Travelers Companies, Inc.
(E
xac
t Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	5.050% Senior Notes due 2035	457(r)	$500,000,000	99.876%	$499,380,000	0.0001531	$76,455.08
Fees to Be Paid	Debt	5.700% Senior Notes due 2055	457(r)	$750,000,000	99.502%	$746,265,000	0.0001531	$114,253.17
	Total Offering Amounts:					$1,245,645,000		$190,708.25
	Total Fees Previously Paid:							$0
	Total Fee Offsets:							$0
	Net Fee Due:							$190,708.25
The prospectus supplement to which this exhibit is attached is a final prospectus supplement for the related offering. The maximum aggregate offering price of that offering is $1,245,645,000.